Exhibit 23.3

Date: April 20, 2021

Integral Ad Science

95 Morton Street, 8th Floor

New York, NY 10014

Dear Sirs or Madams:

We, Frost & Sullivan of 3211 Scott Blvd, #203, Santa Clara, California, 95054, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on the Form 10, and any amendments thereto, of Integral Ad Science, and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of an independent overview of the “Global Total Addressable Market (TAM) Assessment for the Digital Ad Verification/ Adjacent Markets” (the “Industry Report”), and (iii) the statement(s) set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the S-1.

We further consent to the reference to our firm, under the caption “Market Opportunity” in the S-1, as acting in the capacity of an expert in relation to the preparation of the Industry Report and the matters discussed therein.

Regards,

/s/ Debbie Wong

Name: Debbie Wong
Designation: Vice President For and on behalf of Frost & Sullivan

SCHEDULE

•	Based on a March 2021 analysis by Frost & Sullivan, we estimate the global market opportunity for our ad verification solutions to be $9.5 billion and expect it grow at a 16.2% CAGR from 2021 to 2025.

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Based on a March 2021 analysis by Frost & Sullivan, we estimate the global market opportunity of ad measurement and effectiveness solutions to be $6.3 billion and expect it to grow at a 20.5% CAGR from 2021 to 2025.

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Our statement that we are a leading digital advertising verification company is based on an independent third party market study by Frost & Sullivan we commissioned. The study shows we are a leader in global market share by revenue, including leading in international markets such as EMEA and APAC by revenues in those regions, respectively.